EXHIBIT 99.1

B Communications Ltd. Expects to Receive Approximately NIS 248 Million in Dividends from Bezeq in April 2014

Ramat-Gan, Israel, March 27, 2014 - B Communications Ltd. (Nasdaq and TASE: BCOM) (“B Communications”) announced today that on March 27, 2014 shareholders at the General Meeting of its controlled subsidiary, Bezeq - The Israel Telecommunications Corp., Ltd. ("Bezeq"), approved the payment of a dividend of NIS 802 million to Bezeq's shareholders. The dividend, which is based on Bezeq’s dividend distribution policy, is expected to be paid on April 23, 2014. B Communications expects to receive approximately NIS 248 million (approximately US$ 71 million at current exchange rates) from this distribution.